Biofrontera AG

D-51377 Leverkusen Germany

February 13, 2020

VIA EDGAR AND EMAIL

Paul Fischer

Division of Corporation Finance, Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Biofrontera AG
Registration Statement on Form F-3
File No. 333-236021

Acceleration Request
Requested Date:	February 18, 2020
Requested Time:	8:30 a.m. Eastern Time (US)

Dear Mr. Fischer:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of Biofrontera AG (the “Company”), respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 8:30 a.m. Eastern Time on February 18, 2020, or at such later time as the Company, acting through its counsel, McGuireWoods LLP, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Very truly yours,

/s/ Thomas Schaffer
Thomas Schaffer
Chief Financial Officer

cc:	Stephen E. Older, Esq.
Seth Goldsamt, Esq.